UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 12, 2016

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	0-10967 (Commission File Number)	36-3161078 (IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois (Address of principal executive offices)	60143 (Zip Code)

(630) 875-7450
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On September 12, 2016, First Midwest Bank (the “Bank”), a wholly-owned subsidiary of First Midwest Bancorp, Inc. (the “Company”), entered into an agreement of sale and purchase (the “Sale Agreement”) with Oak Street Real Estate Capital, LLC (“Oak Street”), providing for the sale to Oak Street of 55 properties owned and operated by the Bank as branches (the “Branches”) for an aggregate cash purchase price of approximately $150 million.  The Branches are located in Illinois and Indiana.

Under the Sale Agreement, the Bank has agreed, concurrently with the closing of the sale of the Branches, to enter into triple net lease agreements (the “Lease Agreements”) with Oak Street or its affiliates according to which the Bank will lease each of the Branches.  Subject to the right of the Bank to terminate certain of the Lease Agreements at the end of the eleventh year, the Lease Agreements will have initial terms of fourteen years.  Each Lease Agreement will provide the Bank with five consecutive renewal options of five years each.

The sale-leaseback transaction will result in an initial pre-tax gain of approximately $90 million (after transaction-related expenses), with $6 million realized upon the closing of the transaction and the remaining $84 million deferred and realized on a straight line basis over the initial terms of the Lease Agreements.  Aggregate first year rent expense under the Lease Agreements will be approximately $11 million (excluding any amortization of the deferred gain).  The Lease Agreements also will include a 1.5% annual rent escalation during the initial term and during the first and second five-year renewal periods.  The Company expects that the investment of proceeds and the gain from the sale-leaseback transaction, net of occupancy expenses associated with the Branches, will be modestly accretive to the Company’s earnings over the initial term of the Lease Agreements.

Upon the closing of the previously-announced proposed acquisition of Standard Bancshares, Inc., the Company will operate approximately 130 branches.  Rebalancing the Company’s branch network from one that is predominately owned to one that is primarily leased is responsive to the Company’s growth and better positions the Company to fulfill its service commitment through capital and operational flexibility.  In addition, the Company believes that the sale-leaseback transaction will expand its ability to invest in the enhancement of its mobile and online delivery channels as well as adapt efficiently to evolving consumer preferences.  The Company will not close any Branches or exit any markets as part of the sale-leaseback transaction.

The Company anticipates that the sale-leaseback transaction will close by September 30, 2016, subject to the satisfaction of customary closing conditions.

The foregoing description of the Sale Agreement and the Lease Agreements is a summary and is qualified in its entirety by the complete terms of these agreements, which are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(d)                                 Exhibits

10.1                        Agreement of Sale and Purchase, dated September 12, 2016, by First Midwest Bank and Oak Street Real Estate Capital, LLC.

10.2                        Form of Absolute Lease Agreement.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to the Company’s strategic objectives regarding the sale-leaseback transaction.  In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import.  Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control.  It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements.  We caution you not to place undue reliance on these statements.  Forward-looking statements are made only as of the date of this report, and the Company undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.

Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, those identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as well as the Company’s subsequent filings made with the Securities and Exchange Commission.  However, these risks and uncertainties are not exhaustive.  Other sections of such filings describe additional factors that could impact the Company’s business, financial performance and pending or consummated transactions.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger of the Company and Standard Bancshares, Inc. (“Standard”), the Company has filed a registration statement on Form S-4 (file no. 333-213532) with the SEC.  The registration statement includes a joint proxy statement of the Company and Standard, which also constitutes a prospectus of the Company, that the Company and Standard will send to their respective shareholders once finalized.  Investors and shareholders are advised to read the joint proxy statement/prospectus because it contains important information about the Company, Standard and the proposed transaction.  This document and other documents relating to the merger filed by the Company can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing the Company’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.”  Alternatively, these documents can be obtained free of charge from the Company upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard upon written request to Standard Bancshares, Inc., Attn: Lawrence P. Kelley, President and Chief Executive Officer, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2000.

Participants in this Transaction

The Company, Standard and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of the Company and Standard in connection with the proposed transaction.  Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed transaction.  Additional information about the Company and its directors and officers may be found in the definitive proxy statement of the Company relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and the Company’s annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016.  The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: September 13, 2016	/s/ Nicholas J. Chulos
By: Nicholas J. Chulos
Executive Vice President, Corporate Secretary, and General Counsel